SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

The following exhibit is attached:

99.1
Midroog Ltd. Approves A2 Rating for B Communications Ltd.’s  Debentures and Revises Company’s Prospects From Negative to Stable; Company Pursues Other Actions to Further Strengthen Its Financial Structure and Liquidity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By: /s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: August 13, 2013

EXHIBIT INDEX

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1
Midroog Ltd. Approves A2 Rating for B Communications Ltd.’s  Debentures and Revises Company’s Prospects From Negative to Stable; Company Pursues Other Actions to Further Strengthen Its Financial Structure and Liquidity